ShiftPixy, Inc.

501 Brickell Key Drive, Suite 300

Miami, FL 33131

August 8, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	ShiftPixy, Inc.
Registration Statement on Form S-3
Filed July 29, 2022
File No. 333-266401

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ShiftPixy, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Time, August 10, 2022, or as soon as practicable thereafter.

Very truly yours,

ShiftPixy, Inc.

By:	/s/ Scott W. Absher
Scott W. Absher
Chief Executive Officer